UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NIO Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00025 per share

(Title of Class of Securities)

62914V106**

(CUSIP Number)

Tencent Holdings Limited

Level 29, Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 62914V106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62914V106	SCHEDULE 13D/A	Page 1 of 7 pages

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,112,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 124,112,015
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,112,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D/A	Page 2 of 7 pages

1	NAME OF REPORTING PERSONS Image Frame Investment (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,251,193
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,251,193
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,251,193
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D/A	Page 3 of 7 pages

1	NAME OF REPORTING PERSONS Huang River Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,714,244
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,714,244
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,714,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D/A	Page 4 of 7 pages

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on June 19, 2020 (as amended to date, the “Schedule 13D”), relating to the Class A ordinary shares, par value $0.00025 per share (“Class A Ordinary Shares”) and American depositary shares, each representing one Class A Ordinary Share (“ADSs”), of NIO Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

Schedule A (attached hereto) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In August 2022, Huang River converted the 2022 Notes in an aggregate principal amount of US$27,474,000 in full into 8,805,770 Class A Ordinary Shares at the initial conversion price as set out in the terms of the 2022 Notes.

On March 15, 2022, the Class B Ordinary Shares held by Image Frame and Mount Putuo were converted into Class A Ordinary Shares on the one-for-one basis upon the listing of Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange.

On June 23, 2023, Mount Putuo transferred 40,905,125 Class A Ordinary Shares to Huang River through an internal transfer (the “June 2023 Internal Transfer). As a result, Mount Putuo no long holds any Class A Ordinary Shares.

Since the Reporting Persons filed the Amendment No. 2 to Schedule 13D on March 4, 2021, the Issuer has issued more Class A Ordinary Shares and converted the Class B Ordinary Shares into Class A Ordinary Shares. The Issuer’s total outstanding Class A Ordinary Shares increased to 1,539,241,811 as of February 28, 2023, as disclosed in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer on April 28, 2023.

Stock Purchase Agreement

On June 20, 2023, Image Frame as the seller entered into a stock purchase agreement (the “June 2023 Stock Purchase Agreement”) with CYVN Holdings L.L.C., as the purchaser, to sell 40,137,614 Class A Ordinary Shares of the Issuer to the purchaser for an aggregate consideration of US$350 million. The transfer was completed on June 23, 2023.

CUSIP No. 62914V106	SCHEDULE 13D/A	Page 5 of 7 pages

The foregoing description of the June 2023 Stock Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Items 7 through 11 and 13 of each of the cover page of this Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof, after taking into account (i) the disposal of 40,137,614 Class A Ordinary Shares by Image Frame pursuant to the June 2023 Stock Purchase Agreement and (ii) the June 2023 Internal Transfer:

Image Frame may be deemed to beneficially own 47,251,193 Class A Ordinary Shares held of record by Image Frame, representing 3.1% of the total issued and outstanding Class A Ordinary Shares.

Huang River may be deemed to beneficially own 76,714,244 Class A Ordinary Shares, which includes (i) 7,070,749 Class A Ordinary Shares represented by 7,070,749 ADSs held of record by Huang River, (ii) 66,489,418 Class A Ordinary Shares, including 40,905,125 Class A Ordinary Shares transferred from Mount Putuo and (iii) 3,154,077 Class A Ordinary Shares issuable upon conversion of the 2024 Notes within 60 days from the date hereof based on the initial conversion price. The 2024 Notes are held of record by Huang River. Huang River’s beneficial ownership represents 4.97% of the total issued and outstanding Class A Ordinary Shares.

Tencent is the parent company of Image Frame and Huang River and may be deemed to beneficially own the securities held of record by Image Frame and Huang River. Tencent’s beneficial ownership also includes 146,578 Class A Ordinary Shares represented by 146,578 ADSs held of record by a wholly-owned subsidiary of Tencent. Tencent’s beneficial ownership represents 8.0% of the total issued and outstanding Class A Ordinary Shares.

The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, is based on (i) 1,539,241,811 Class A Ordinary Shares issued and outstanding as of February 28, 2023, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC by the Issuer on April 28, 2023 and (ii) 3,154,077 Class A Ordinary Shares issuable upon conversion of the 2024 Notes within 60 days from the date hereof based on the initial conversion price.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 62914V106	SCHEDULE 13D/A	Page 6 of 7 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph in this Item:

Item 4 above summarizes certain provisions of the June 2023 Stock Purchase Agreement, and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
5	Stock Purchase Agreement, dated June 20, 2023, between Image Frame Investment (HK) Limited and CYVN Holdings L.L.C.

CUSIP No. 62914V106	SCHEDULE 13D/A	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2023

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

IMAGE FRAME INVESTMENT (HK) LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D Amendment - NIO Inc.]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship

Directors:

Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

Zhang Xiulan	Independent Non-Executive Director	People’s Republic of China

Executive Officers:

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

David A.M. Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America

John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Image Frame Investment (HK) Limited

The names of the directors and the names and titles of the executive officers of Image Frame Investment (HK) Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Image Frame Investment (HK) Limited.

Name	Present Principal Employment	Citizenship
Director:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa
Pu Hai Tao	Director	People’s Republic of China (Hong Kong SAR)
Tse Cheuk Yin Tiffany	Director	People’s Republic of China (Hong Kong SAR)

Executive officers:
N/A

Directors and Executive Officers of Huang River Investment Limited

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Present Principal Employment	Citizenship
Director:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa

Executive officers:
N/A